New Found Gold Announces Initial Draw of $70M Funding Under EdgePoint Senior Secured Credit Facility

All amounts in Canadian dollars unless otherwise noted

VANCOUVER, British Columbia - May 19, 2026 - New Found Gold Corp. ("New Found Gold" or the "Company") (TSXV: NFG | NYSE American: NFGC) is pleased to announce EdgePoint Investment Group Inc. ("EdgePoint") has funded the initial draw of $70,000,000 under the previously announced $105,000,000 senior secured credit facility (see the New Found Gold press release dated April 20, 2026).

"Following the receipt of the $70M Tranche 1 funding, together with the $115M raised in the recently completed oversubscribed bought deal financing, we are now fully funded to advance Queensway Phase 1 development and construction and bring the project into production in late 2027, in line with our development timeline," Keith Boyle, CEO of New Found Gold, commented. "With this key milestone complete, we are pleased to welcome EdgePoint as both a cornerstone investor and a valued partner in this next phase of development. Over the course of the next year, the Company will remain focused on disciplined execution as we advance Queensway toward production."

Tranche 1 Funding

On April 20, 2026, the Company entered into a credit agreement with EdgePoint providing for a senior secured credit facility of up to $105,000,000 ("the Credit Facility") (see the New Found Gold press release dated April 20, 2026). The loans under the Credit Facility are to be advanced in two tranches: $70,000,000 (the "Tranche 1 Funds") to be funded upon delivery of the security package and the satisfaction of certain other conditions precedent ("Tranche 1") and an additional $35,000,000 (the "Tranche 2 Funds") to be funded no later than 12 months after the Tranche 1 drawdown date at the discretion of the Company. With the Company having delivered the security and satisfied the conditions for Tranche 1 funding, EdgePoint has advanced the Tranche 1 Funds. Such advance reflects a principal amount subject to an original issue discount of 2.00%.

In connection with the advance of the Tranche 1 Funds, the Company issued to EdgePoint and its nominees 2,489,818 non-transferable warrants (the "Tranche 1 Warrants") having an aggregate value of US$6,000,000.  Each Tranche 1 Warrant entitles the holder to purchase one common share of the Company (each, a "Common Share") at an exercise price of $3.30 per Common Share, subject to customary adjustment provisions.  The Tranche 1 Warrants will be exercisable until May 15, 2029 and will be subject to a statutory hold period of four months and one day under applicable Canadian securities laws, which will expire on September 16, 2026.

The Tranche 1 Funds will be used for general corporate and working capital purposes of the Company and its subsidiaries, including financing for the development of the Queensway Gold Project ("Queensway") and bringing the Hammerdown Gold Project ("Hammerdown") into commercial production.

Tranche 2 Funding

The advance of the Tranche 2 Funds and the corresponding issuance to EdgePoint and its nominees of non-transferable warrants for the purchase of Common Shares (the "Tranche 2 Warrants"), having an aggregate value of US$3,000,000, remain at the Company's discretion and are subject to the satisfaction of further conditions precedent, including approval of the TSX Venture Exchange (the "TSXV") and authorization of the NYSE American LLC (the "NYSE American").

Required Disclosure

New Found Gold advises that the audit report issued by the Company's independent registered public accounting firm in connection with the Company's Annual Report on Form 40-F for the fiscal year ended December 31, 2025 contained a going concern qualification and an explanatory paragraph expressing substantial doubt about the Company's ability to continue as a going concern.

The Company's Annual Report on Form 40-F for the fiscal year ended December 31, 2025 was filed with the U.S. Securities and Exchange Commission on March 25, 2026.

This announcement is being made solely to comply with Sections 401(h) and 610(b) of the NYSE American Company Guide. It does not represent any change or amendment to the Company's Annual Report on Form 40-F for the fiscal year ended December 31, 2025.

Additional information may be found in the Company's filings with the U.S. Securities and Exchange Commission at www.sec.gov.

Advisors

Cutfield Freeman & Co. Ltd. , an independent global mining finance advisory firm, has acted as financial advisors to the Company in relation to the Credit Facility and its overall project finance strategy (see the New Found Gold press release dated November 28, 2025). Blake, Cassels & Graydon LLP has acted as legal counsel to the Company. Miller Thomson LLP has acted as legal counsel to EdgePoint.

About EdgePoint

EdgePoint is an employee-owned and investment-led Canadian wealth management company, based in Toronto, Ontario.

About New Found Gold

New Found Gold is an emerging Canadian gold producer with assets in Newfoundland and Labrador, Canada. The Company holds a 100% interest in Queensway and Hammerdown, which includes the Hammerdown deposit and Pine Cove milling and tailings facilities. The Company is currently focused on advancing its flagship Queensway to production and bringing the Hammerdown deposit into commercial gold production.

In July 2025, the Company completed a PEA at Queensway (see New Found Gold press release dated July 21, 2025). Recent drilling continues to yield new discoveries along strike and down dip of known gold zones, pointing to the district-scale potential that covers a +110 km strike extent along two prospective fault zones at Queensway.

Throughout 2025, New Found Gold built a new board of directors and management team and has a solid shareholder base which includes cornerstone investor Eric Sprott. The Company is focused on growth and value creation.

Keith Boyle, P.Eng.

Chief Executive Officer

New Found Gold Corp.

Contact

For further information on New Found Gold contact us through our investor inquiry form on our website or contact:

Fiona Childe, Ph.D., P.Geo.

Vice President, Communications and Corporate Development

Phone: +1 (416) 775-2700

Email: contact@newfoundgold.ca

Qualified Person

The scientific and technical information disclosed in this press release was reviewed and approved by Keith Boyle, P.Eng., CEO, and a Qualified Person as defined under NI 43-101. Mr. Boyle consents to the publication of this press release by New Found Gold. Mr. Boyle certifies that this press release fairly and accurately represents the scientific and technical information that forms the basis for this press release.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Information

This press release contains certain "forward-looking statements" within the meaning of Canadian and United States securities legislation, including statements regarding the Tranche 2 Funds; issuance of Tranche 2 Warrants in connection with the advances of the Tranche 2 Funds; approval by the TSXV and authorization of the NYSE American of the Tranche 2 Warrants; the use of proceeds of the Credit Facility; Company's focus on advancing Queensway to production and the funding required to advance Queensway Phase 1 to production, and bringing the Hammerdown deposit into commercial gold production; and the Company's focus on growth and value creation. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "interpreted", "intends", "estimates", "projects", "aims", "suggests", "indicate", "often", "target", "future", "likely", "pending", "potential", "encouraging", "goal", "objective", "prospective", "possibly", "preliminary", and similar expressions, or that events or conditions "will", "would", "may", "can", "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSXV and NYSE American, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with the Company's ability to complete exploration and drilling programs as expected, possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of exploration results and the results of the metallurgical testing program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management's Discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca and on the website of the United States Securities and Exchange Commission at www.sec.gov for a more complete discussion of such risk factors and their potential effects